File No. 82-1264

BRIDGESTONE

RECEIVED

2008 OCT 29 A 10:

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

October 27, 2008

[redacted]

08005634

SUPPL

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on October 27, 2008, following messages.

・ Future Initiatives of the Business Alliance between Bridgestone Corporation and Toyo Tire & Rubber Co., Ltd.

In accordance with the Rule 12g 3-2(b), we herewith enclose documents concerned.

Sincerely,

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

PROCESSED
NOV 04 2008
THOMSON REUTERS

10/29

RECEIVED
2009 OCT 29 A 10:15

October 27, 2008

Bridgestone Corporation
Toyo Tire & Rubber Co., Ltd.

Future Initiatives of the Business Alliance between Bridgestone Corporation and Toyo Tire & Rubber Co., Ltd.

Bridgestone Corporation (hereinafter referred to as "Bridgestone") and Toyo Tire & Rubber Co., Ltd. (hereinafter referred to as "Toyo"), upon conclusion of a basic agreement regarding a business and capital alliance on May 16, 2008, organized joint project teams for respective sectors and held discussions in the areas outlined below aiming to create increased efficiencies and generate synergistic effects through the alliance. The following future initiatives of the business alliance have been agreed by both companies.

1. Objective of Business and Capital Alliance (Excerpt from announcement on May 16, 2008)

In recent years, the tire and the rubber industry has been confronted with unprecedented changes in the business environment, such as structural changes in demand due to segmentation of the market into high performance products and general-purpose products, changes in the structure of competition due to the impact of low-priced products from low-cost manufacturers, and changes in earnings due to the steep rise in raw material costs worldwide. With this environment in mind, and through effective use of the strengths and business resources of Bridgestone and Toyo, this alliance is expected to create a synergy that will bring additional corporate value for both Bridgestone and Toyo.

2. Future Initiatives of the Business Alliance

(1) Tire Production Technology Development

a. Mutually license technology for innovative production systems

- Seek to further enhance the innovative production systems of both companies through advancing ribbon technology and enhancing small-lot production technology

*Innovative production systems = Bridgestone's BIRD (Bridgestone Innovative & Rational Development) and Toyo's A.T.O.M. (Advanced Tire Operation Module)

b. Mutually license technology for existing production methods

- Conduct joint development programs in order to overcome common challenges, such as those encountered in equipment development, increasing design efficiency, and optimizing other aspects of production.
- Mutually license unique technologies such as high-precision component preparation technology, small-lot production technology, and overseas plant construction and operating know-how

*In terms of medium- to long-term initiatives, the companies will work on the joint development of new production methods based on the technology incorporated in the innovative production systems of each company.

(2) Procurement of Raw Materials, Other Materials and Equipment

a. Utilize internal production

- Mutually supply materials produced in-house and equipment for general use
- Make the best use of engineering subsidiaries of the companies

i. Conduct external procurement

- Investigate the possibility of joint procurement of components for equipment

ii. Rationalize logistics for procurement

*In terms of medium- to long-term initiatives, the companies aim to conduct joint procurement of raw materials and integrate raw material specifications to the greatest extent possible.

(3) Cross-Production between Bridgestone and Toyo

a. Utilize production capabilities

- Conduct the cross-production of radial tires for passenger cars at Bridgestone's Latin American plants and Toyo's U.S. plants

b. Improve distribution cost by cross-production at plants closer to relevant markets around the world

c. Increase flexibility through the creation of complementary production systems

*In terms of medium- to long-term initiatives, the companies will implement the cross-production of radial tires for trucks and buses, integrate manufacturing of certain products such as bias tires and supplementary products, and aim for cross-production at plants built in the future.

(4) Logistics

a. Increase efficiency of domestic distribution

- Use round-trip transportation and work to reduce carbon dioxide

emissions by increasing transport efficiency in addition to reaping economic benefits

b. Mutually utilize distribution bases (warehouses)

c. Make full use of logistics subsidiaries

d. Mutually utilize best practices related to resources and work know-how

*In terms of medium- to long-term initiatives, the companies will employ a joint transport strategy in Japan and overseas, and implement a policy of integration of warehousing sites. Discussions will also be held regarding the construction of new large-scale joint warehouses.

(5) Business Other than Tires

a. Urethane Business

- Investigate the possibility of collaboration in development, production, etc.

b. Antivibration Rubber Business

- Conduct joint research into eco-friendly technology and production technology, and investigate the possibility of joint procurement of components

*In terms of medium to long-term initiatives, the companies will investigate the possibility of collaboration in other businesses.

3. Capital Alliance

Toyo and Bridgestone had earlier agreed to establish a capital alliance in order to create a stable relationship based on mutual trust. Payments between the companies were completed on October 16, 2008 in line with initial plans.

For the capital alliance, Toyo issued new ordinary share of 20 million stocks (8.72% of the issued stocks including this issue) and allocated the shares to Bridgestone Corporation. Bridgestone allocated 3.9 million of its treasury stock (0.48% of all issued stocks) to Toyo.

4. Looking Ahead

The aforementioned initiatives will be executed in respective sectors after the details of the initiatives are determined by the project teams.

Any noteworthy items concerning further developments in discussions or implementation of initiatives will be announced as they arise.

END